Capitalisation and Indebtedness
Exhibit 99.1

The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 December 2023.

2023
As at 31 December	m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	15,155

£m
Group equity
Called up share capital and share premium	4,288
Other equity instruments	13,259
Other reserves	(77)
Retained earnings	53,734
Total equity excluding non-controlling interests	71,204
Non-controlling interests	660
Total equity	71,864
Group indebtedness
Subordinated liabilities	10,494
Debt securities in issue	96,825
Total indebtedness	107,319
Total capitalisation and indebtedness	179,183
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	17,353
Performance guarantees, acceptances and endorsements	7,987
Total contingent liabilities	25,340
Documentary credits and other short-term trade related transactions	2,352
Standby facilities, credit lines and other commitments	388,085
Total commitments	390,437